Exhibit 99.4

Transcript of Investor Call of Crescent Acquisition Corp

C O R P O R A T E    P A R T I C I P A N T S

Robert Beyer, Executive Chairman, Crescent Acquisition Corp

Todd Purdy, Chief Executive Officer, Crescent Acquisition Corp

Adam Gilchrist, Chief Executive Officer, F45 Training Holdings Inc.

Chris Payne, Chief Financial Officer, F45 Training Holdings Inc.

Heather Christie, Chief Operating Officer, F45 Training Holdings Inc.

P R E S E N T A T I O N

Robert Beyer

Hello and thank you for joining us today to discuss F45. I’m Bob Beyer from Crescent Acquisition and I’m joined today by my partner Todd Purdy and the senior management team from F45, with whom we have just executed a definitive merger agreement.

We formed Crescent Acquisition in order to seek an industry-leading business that had a business plan and valuation gap that would benefit from the company being publicly traded. After reviewing over 100 actionable opportunities, we became convinced this is the company that satisfies each of our objectives.

F45 has a steep growth trajectory, proven over seven years of opening more than 1,200 and selling nearly 2,000 franchises in more than 50 countries. The company has been profitable since inception, with extremely high cash flow margins, not only for the company but for its franchisees. You’ll hear today from an impressive management team, one that brings deep domain knowledge of franchising and has created a simple, low-cost model that is highly repeatable and easy to scale. This is simply one of the most exciting public market stories we’ve heard, with a valuation that is 30% to 50% below its peers and less than half the expected price of its previously planned IPO, which was interrupted by the worldwide lockdown only a few short months ago.

With us today to walk through the opportunity are three executives from F45. Adam Gilchrist is the CEO and it’s Adam’s vision as a long-time entrepreneur with an emphasis on building large franchise operations and his commitment to, and understanding of, health and fitness, which helps drive the company’s unique success.

Chris Payne is F45’s CFO, following a distinguished career in the same role at the World Surf League and prior to that, as the Chartered Accountant at Macquarie.

Heather Christie is F45’s Chief Operating Officer, primarily overseeing franchisee onboarding and experience. Heather joined the company from Uber, where she held various operating roles in 2017.

The transaction has an enterprise value of $845 million, representing an 11.9x multiple of projected 2021 EBITDA, a significant discount to comparables in the fitness/restaurant franchisor and high-growth retail categories. While the company did not escape the worldwide lockdown of the past three months, 2021 EBITDA is modeled prudently, assuming that studio reopenings would not begin to occur until September 2020, while in fact, over 60% of the franchise base is reopened and operating today and that percentage is growing each day.

A main appeal of this business model, which management will expand upon, is the base franchise fees are modest at $2,500 per month and as a result require very low membership levels upon which franchisees can achieve profitability and the company can predict sustained recovery for reopened locations.

The F45 model in and of itself requires modest liquidity in excess of its cash flow and has limited ongoing capital requirements. The bulk of the proceeds from this transaction will be used to redeem shares of Adam’s co-founder, who is no longer active in the business, and a few other shareholders in order to cover their taxes in connection with this merger.

At close, the company is projected to have over $60 million of cash on its balance sheet which, when combined with an undrawn revolver, will allow it to support its growing franchise network and expand its footprint throughout the U.S. and the rest of the world.

Now I will turn the presentation over to Adam Gilchrist, CEO of F45.

Adam Gilchrist

Adam Gilchrist, CEO, F45. Our vision and mission.

When I set out to write our business plan in 2013, it was really about answering one key question: How do we create the world’s best workout? We knew that if we were able to answer this question, we would be able to get people to love going to the gym, and we could build a flourishing business.

Using our backgrounds and personal experiences as athletes, we developed an innovative system of workouts at F45, where the F stands for functional, and 45 represents the number of minutes for each of our workout classes.

Fast forward seven years, and F45 has become one of the fastest growing fitness franchises in the world with a global network of motivated franchisees and a community of passionate members enjoying our classes every single day.

F45 at a glance. To give you a sense of our growth and scale, I’ll provide a few key data points. As of March 2020, we had sold over 2,000 franchises in 53 countries and we had more than 1,200 studios open and operating.

In 2019, we grew our revenues by 60% year-on-year to $93 million and delivered Adjusted EBITDA margins of 33%. We’ve historically had very low membership churn—around 1% on a monthly basis—and our members typically visit their F45 studios 2.65 times per week, which indicates that our membership base is incredibly loyal and extremely engaged with the F45 brand and our workouts.

Despite our incredible growth, we’ve only scratched the surface relative to our long-term white space potential. In 2013 we launched the business in Australia where we now have over 500 studios. Extrapolating that on a population basis implies an opportunity of over 7,000 studios in the U.S. alone.

When we came to the U.S., we started with one of the most competitive neighborhoods in Venice Beach, California. We knew that if we won Venice, we would win L.A., and if we won L.A., we would win California, and if we won California, we would win America, and if we won America, we would win the rest of the world.

We’ve absolutely smashed it here in the U.S., and we have confidence in our ability to propel our business even further.

Our three key pillars. Our success and our differentiated approach to fitness is rooted in our three key pillars: Innovation, Motivation and Results.

Our first pillar, Innovation, represents our technology-driven approach to developing what we believe to be the world’s best workout, and delivering these workouts through our centrally managed digital platform. Our proprietary fitness programming library and algorithm systems use nearly 3,000 different movements to generate workout programs that help F45 stay fad-resistant, unlike any of our competitors.

Our second pillar, Motivation. This represents the spirit and energy of our trainers and staff for training in a team environment. We have a motto: no mirrors, no microphones, no egos, which mitigates the appearance of related pressures and intimidation for people joining the gym and one of our studios for the first time. Our in-studio coaches receive training to drive positivity, inclusivity and teamwork throughout the workout. At F45, there is a genuine sense of camaraderie, team-building and community.

Finally, our third pillar is about results. What we want to know is how we can assist all of our members in achieving what they have set out to achieve. The main benefit of the F45 system is that we deliver workouts whereby there is less likelihood of a member getting injured with our functional style training. If in the event they turn up 2.65 times per week, which is our average membership attendance, we believe that our environment will assist them in achieving everything they want. And again, underscoring the three key pillars, we believe results is one of the most important of the three.

Innovative and differentiated as a business. As I mentioned, a key differentiator for F45 is our focus on technology. We developed a centralized delivery platform that allows us to create and digitally distribute standardized daily workouts to our global franchise base at scale and on a consistent basis. This means that on any day all of our members around the world are doing exactly the same class, and they continue with this training schedule even when traveling by visiting other studios.

We are able to keep consumers engaged with fresh content on this platform and provide workouts to stay at the forefront of consumer trends and we drive maximum individual results.

Highly scalable, commercial delivery and franchise development model. In this topic we are going to discuss what I believe to be one of the key elements to our success.

As we didn’t only create a seamless experience for our members, we’ve also streamlined our operations for franchisees as well. All F45 studios have a uniform and consistent buildout with a very simple studio design in a standard and often relatively small retail footprint, which makes it very easy to find real estate to establish additional locations.

When a franchisee opens a studio, they are shipped a standardized franchisee “World Pack” containing all the equipment they’ll need to operate their business. This turnkey approach has enabled our rapid growth as well as the success of our franchisees.

Our workout creation process. Our workouts are designed to target the entire body aerobically and anaerobically, combining elements of HIIT, circuit and functional training. We’ve focused on ensuring members of all fitness levels can maximize their performance without ever compromising safety, so they could do these workouts as frequently as they wished. Our proprietary fitness programming library and algorithm use nearly 3,000 movements to generate workout programs that help F45 stay fad-resistant, which we believe, again, like I mentioned earlier, is unique relative to our competitors.

I’d like to hand it over to Heather to discuss our franchise model overview.

Heather Christie

F45 franchise model. Our franchise model is a virtuous cycle with aligned incentives where success for our customers, franchisees and headquarters further drives results for the others. Our results-driven customer experience leads to satisfied franchisees, who often purchase additional studios, driving new unit growth. This expanding network of studios provides increased brand recognition, furthering all studio performance across our network, and leading to the compelling studio level economics for both us at corporate and our franchisees alike.

Next, I’ll hand over to Chris to walk through some key financial highlights of the business.

Chris Payne

Healthy growing network of studios with compelling franchisee studio economics.

Our nearly 100% franchised model offers compelling economics to both us and our franchisees. Our franchisees benefit from our highly attractive new unit economic model that features a relatively low initial investment, low four-wall operating expenses, and strong returns on investment. A typical F45 franchise requires an initial investment of approximately $315,000, significantly lower than other franchise models. In Year 3 of operation, franchisees produce an average AUV of approximately $359,000; average four-wall EBITDA margins of in excess of 30%; and average cash-on-cash returns in excess of 35%. On average, it takes a studio approximately six months and 75 members to reach breakeven.

Asset-light model driving growth and strong profitability. As a franchisor, we enjoy an economic model that has been predictable, asset-light, EBITDA-generative, and has enabled us to scale our business rapidly. During the last fiscal year 2019, we grew our top line revenue by 60% year-on-year and Adjusted EBITDA by 44% year-on-year. As a result of our capital-efficient franchise model, we have enjoyed robust profitability and cash flow generation. In 2019, we delivered Adjusted EBITDA margins of 33% and free cash flow margin of 32%.

The success of our model as demonstrated by our rapid growth and strong financial performance. Over the past few years, we have rapidly grown our business by selling new franchises and opening studios around the world. We now more than doubled our total studios sold and opened from 2017 to 2019, with nearly 1,900 sold and more than 1,100 open at the end of 2019. Even during this COVID-impacted 2020 year, we are continuing to successfully sell and open additional franchises. By the end of 2021, we expect to have sold over 2,700 franchises and to have nearly 2,000 open studios.

For each franchise that we sell, we receive an upfront payment from the franchisee, and once each studio is opened, we receive contractual, reoccurring royalty revenue streams that provide us with a high degree of revenue visibility over the life of the franchise agreement.

We grew our revenue at a 91% CAGR from 2017 to 2019, and we expect to approximately double revenue from 2019 to 2021.

In addition to our rapid growth, we’ve delivered strong profitability; our Adjusted EBITDA grew from $2 million in 2017 to $31 million in 2019, while our Adjusted EBITDA margins increased from 10% in 2017 to 33% in 2019. By 2021, we estimate our Adjusted EBITDA margin to be 39%.

Robust procedures in place to reopen. I’ll next give some perspective on how we’ve managed the business through the pandemic.

Our headquarters and franchisees have taken an extremely proactive response to COVID-19 to optimize safety within our studios, while also keeping our member community engaged. We’ve implemented a number of safety measures including contactless check-ins, disinfection stations and enhanced cleaning protocols. We’ve also reduced class sizes, implemented flexible class formats and single-station workouts, and added longer buffer times between classes to allow for more thorough equipment and station cleaning.

Finally, while ensuring proper safety protocols, we’ve also stayed true to our three pillars, maintaining our sense of community through outdoor, socially distanced boot camps and F45 track branded events to bring members from various studios together.

Post-COVID path to recovery. At the height of COVID-19, we had nearly 100% of our studios closed per local and national government mandates, but we responded quickly to the changing environment. Even during the shutdown period, many studios have continued to generate revenue using our live and on-demand Zoom classes.

As of June 19th, over 62% of our franchise network has reopened and we are seeing strong early returns post-reopening. Trends for studio visits in all geographic segments are accelerating and even surpassing pre-COVID levels. The U.S. studio is reaching 147% of weekly studio visits compared to 2019. This is further evidenced on a per studio basis with two of our first reopened studios in Hong Kong and Tennessee. For both of these studios, visitation surpassed where they were pre-COVID levels within four weeks of reopening, which demonstrates the resilience of our model across geographies and the loyalty of our member community. Going forward, studio reopening cadence will continue to be determined by local regulations.

Studio level P&L - franchisee economics. Our highly profitable franchisee economics provides a larger buffer for temporary revenue reduction, while maintaining positive franchisee cash flow. Our average studio Year 3 AUV is $359,000, and based on our franchisee survey data, yearly average illustrative operating expenses are around $250,000, creating $100,000-plus of downside flexibility before reaching breakeven.

In addition, we’ve worked closely with our franchisees to provide the necessary guidance in receiving government stimulus and rent reduction and deferrals, amongst other ways to minimize costs during this time, further strengthening their financial position.

I’ll now turn it back to Adam to discuss our growth strategy.

Adam Gilchrist

Our growth strategy. We believe we have many levers at our disposal to drive our long-term growth strategy. As evidenced through COVID-19, we intend to provide continued support to our franchise network as well as aid in member engagement to drive involvement inside and outside the four walls of our studios. We are rapidly expanding our U.S. and rest of world footprint to reach our 25,000 global studio potential. We’re growing our same store sales and transitioning from a flat to a revenue-based franchise fee model where we can capture upside from our top performing studios.

We’ve begun exploring new channels of growth with our outdoor boot camps as well as venturing into universities and partnering with various hospitality operators, corporations and military facilities. We’re concurrently looking to expand our membership demographic through new workout plans such as juniors and senior programs, Prodigy and Masters, respectively.

And finally, we’re developing ancillary products in addition to our core offerings in areas such as meals, supplements, apparel and heart rate monitors as another avenue for continued revenue growth.

Our U.S. footprint has grown faster and demonstrated better AUV ramp than our Australian studios. We have so much confidence in our growth, partially because of our experience in Australia, where we’ve had tremendous success. Australia was our home and our first core market, where we quickly overcame our competitors and penetrated the market without spending a single dollar on marketing. We’re now doing even better in the U.S.

On a comparative basis, F45 has sold more franchises in the U.S. during its first four years than in Australia for the same period of time. Our U.S. footprint has grown faster and demonstrated better AUV ramp than our Australian studios. Additionally, by year 3 of operation, U.S. cohorts were performing 7% better than the comparable Australian cohorts. Based on these proofpoints, we’re fully prepared to continue pushing our growth in the U.S. and all across the world.

Opportunities to strategically deploy capital. The transaction with Crescent will provide additional primary proceeds, and we believe we’re positioning our balance sheet to opportunistically explore numerous avenues of growth. This includes potential establishment of additional corporate owned and operated studios. This transaction will also introduce sophisticated and well-capitalized partners into the franchise ecosystem during a time of economic uncertainty and allow us to explore strategic acquisitions of complementary brands and offerings. Additional capital in this environment affords us the ability to capitalize across a variety of opportunistic strategies while also continuing to execute on our core competencies.

I’d love to turn it over to Todd, who can conclude this presentation.

Todd Purdy

Thanks, Adam. To echo what Bob said in his intro, we are really excited about partnering with the F45 team as they continue their global expansion.

I will briefly summarize a few of the key takeaways from our call today. F45 has demonstrated tremendous growth in just seven short years with high margins and predictable cash flow. Adam and his team have created a highly repeatable business model delivering a strong value proposition to all constituents. The company’s reopening is ahead of plan with trends strengthening each week. Growth visibility in 2021 is clear and compelling.

We expect this valuation to be well received by the market based on trading levels of the relevant comparables during the recent market trough, and especially at today’s values.

That concludes our presentation. Thank you for your interest and we look forward to communicating with you further in the weeks to come.